[ING FUNDS LOGO]

July 28, 2006

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: ING Mutual Funds
    ING Precious Metals Fund
    Preliminary Proxy Filed July 14, 2006
    Securities Act File No. 33-56094;
    Investment Company Act File No. 811-7428

Dear Mr. Thompson:

This letter responds to comments provided via telephone to Mr. Christopher C. Okoroegbe and Ms. Dorothy Roman by the Securities and Exchange Commission ("SEC") staff on July 20 and July 26, 2006 with respect to the preliminary proxy materials for ING Precious Metals Fund ("Fund"), a series of ING Mutual Funds, that were filed with the SEC on July 14, 2006. Our summaries of these comments, and our responses thereto, are set out below. In addition, attached is the requested Tandy Letter (attachment "A") as well as marked pages from the proxy materials reflecting changes made in response to the comments. Our responses to the staff's comments are as follows:

1. Comment: With respect to the use of "Global" in the name of the Fund, the Staff has requested clarification regarding the location(s) of the issuers, in whose securities the Fund may invest, as well as any allocation of assets by region.

     Response: This has been revised. Please see attachment "B" for this change. The Registrant believes that the revised disclosure indicating that the Fund will invest in a "number of different countries" is consistent with the guidance provided by the U.S. Securities and Exchange Commission ("SEC") in Footnote 42 of the Investment Company Act release number IC-24828.

2. Comment: Under the section entitled "Discussion of the New Investment Strategy" on page 6 of the proxy statement, the staff has requested that a discussion of the new investment strategy include language that connects the new name of the Fund to its investment strategy.

     Response: This has been revised. Please see attachment "B" for this change.

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July 28, 2006
Page 2 of 12


3. Comment: Under the section entitled "Discussion of the New Investment Strategy" on page 6 of the proxy statement, the staff has requested further disclosure regarding how companies are determined to be "directly or indirectly engaged significantly in the exploration, development, production, or distribution of precious metals, ferrous and non-ferrous metals etc."

     Response: This has been revised. Please see attachment "B" for this change.

4. Comment: Under the section entitled "Discussion of the New Investment Strategy" on page 7 of the proxy statement, the staff has requested clarification as to what constitutes "other basic materials."

     Response: This has been revised. Please see attachment "C" for this change.

     Comment: Under the section entitled "Discussion of the New Investment Strategy" on page 7 of the proxy statement, the staff has requested clarification on whether integrated oil, gas/other hydrocarbons, forest products etc are sectors, companies, or fit into other classifications.

     Response: This has been revised. Please see attachment "C" for this change.

5. Comment: Under the section entitled "What Risks are Associated with the Proposed New Investment Strategy?" on page 8 of the proxy statement, the staff requested the inclusion of the risks of investing in natural resources, as well as the risk of investing in derivatives, and other applicable risks associated with the new investment strategy.

     Response: This has been revised. Please see attachment "D" for this change.

6. Comment: Under the section entitled "What is the Proposed Modification Regarding Industry Concentration?" on page 11 of the proxy statement, the staff requested clarification regarding the Fund's industry concentration policy.

     Response: This has been revised. Please see attachment "E" for this change.

7. Comment: Under the section of Proposal Five entitled "What is the Proposed Manager-of-Managers Arrangement?" of the proxy statement, the staff suggested that the Fund state that it intends to rely on the proposed new rule, which if adopted, would grant relief similar to the relief provided by the 2002 Order.

     Response: This has been revised. Please see attachment "F" for this change.

8.   Comment: Under the section entitled "What is the Proposed
     Manager-of-Managers Arrangement?" on page 19 of the proxy statement, the staff suggested that additional discussion and disclosures would be necessary if the Fund is also seeking shareholder approval to apply the Manager-of-Managers arrangement to affiliated sub-advisers.

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July 28, 2006
Page 3 of 12


     Response: That language has been deleted from the proxy statement. Consequently, the additional disclosure regarding applying the Manager-of-Managers arrangement to affiliated sub-advisers is no longer necessary as it relates to this proxy.

9. Comment: Under the section entitled "What is the recommendation of the Board?" on page 17 of the proxy statement, the staff requested that the Fund include information regarding the factors and other information considered by the Board of Trustees in voting to recommend the approval of Proposal Four to shareholders.

     Response: This has been revised. Please see attachment "G" for this change.

10. Comment: The staff requested that the Fund include and discuss "borrowing risk" as it relates to the modification of the fundamental investment restriction in Proposal Four, which governs the Fund's ability to borrow money.

     Response: This has been revised. Please see attachment "H" for this change.

                                    * * * * *

     Thank you for your comments with respect to the preliminary proxy materials, we hope you find our changes to these materials to be responsive. Please feel free to contact the undersigned at 480-477-2278 with any questions. We plan to effect our definitive proxy filing on July 28, 2006.

                                        Sincerely,


                                        /s/ Christopher C. Okoroegbe
                                        ----------------------------------------
                                        Christopher C. Okoroegbe
                                        Counsel
                                        ING U.S. Legal Services

                                  ATTACHMENT A

[ING Funds Logo]

July 28, 2006

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: ING MUTUAL FUNDS
    FILE NOS. 033-56094; 811-7428

Dear Mr. Thompson:

ING Mutual Funds ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,


/s/ Theresa K. Kelety
-------------------------------------
Theresa K. Kelety
Counsel
ING U.S. Legal Services

Attachments

cc: Jeffrey Puretz, Esq.
    Dechert LLP

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                                  ATTACHMENT B

Investment Objective made in the future would be considered and approved by the Board and disclosed to shareholders in the next annual report following the change.

WILL THERE BE ANY CHANGES TO THE INVESTMENT STRATEGY AND THE NAME OF THE FUND?

     Yes. Along with changing the Fund's investment objective, the Fund's strategy also is to be modified. The new strategy reflects a global natural resources mandate, and is consistent with the Proposed Investment Objective. Furthermore, consistent with the global natural resources mandate, the name of the Fund will be changed to "ING Global Natural Resources Fund."

     OVERVIEW OF THE CURRENT INVESTMENT STRATEGY

     Under its current investment strategy, the Fund normally invests at least 80% of its assets in precious metals and securities related to precious metals. There is an emphasis in the Fund's portfolio on gold-related investments, as at least 65% of the Fund's assets normally are invested in gold bullion and the equity securities of companies that commit at least 50% of their assets to or derive at least 50% of their total revenues or earnings from business operations in the exploration, mining, processing, fabrication or distribution of gold ("gold-related" companies). The Fund may invest the remaining 35% of its assets in other precious metals or materials, including silver, platinum, and palladium, and in the equity securities of companies that commit at least 50% of their assets to or derive at least 50% of their total revenues or earnings from business operations in the exploration, mining, processing, fabrication or distribution of silver or other precious metals or materials ("silver-related" companies).

     The Fund also may invest in other types of securities, including preferred stocks of gold-related and silver-related companies, or companies related to other precious metals. The Fund seeks to invest less than half of the value of its assets directly in gold bullion or other forms of gold, silver, or and other precious metals (as opposed to securities). The Fund normally invests in large capitalization companies, but also may invest in mid- and small-sized companies. A substantial portion of the Fund's investments will be in the securities of foreign issuers, including emerging markets issuers. The Fund is non-diversified, meaning that it may invest a significant portion of its assets in a single issuer. The Fund may lend portfolio securities on a short- or long-term basis, up to 331/3 of its portfolio securities.

     DISCUSSION OF THE NEW INVESTMENT STRATEGY


     It is anticipated that under the new investment strategy, the Fund will normally invest at least 80% of its assets in the equity securities of natural resources companies in a number of different countries, one of which may be the United States. A company is considered a natural resources company when at least 50% of its assets, revenues, or operating profits are involved in or result from exploring, mining, refining, processing, fabricating, or owning natural resource assets. Natural resources companies also include producers of commodities or "hard asset" companies.

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                                  ATTACHMENT C

     Hard asset companies are companies that are directly or indirectly engaged significantly in the exploration, development, production or distribution of one or more of the following:


     -    precious metals;

     -    ferrous and non-ferrous metals;

     -    integrated oil;

     -    gas/other hydrocarbons;

     -    forest products;

     -    agricultural commodities; and


     - other raw materials that can be priced by a market including coal, uranium, and iron ore.


     Equity securities in which the Fund would invest under the Proposed Investment Objective and in accordance with the global natural resources strategy would include common and preferred stocks and American Depositary Receipts and Global Depositary Receipts, but also could include other types of equity and equity derivative securities. The Fund also would be permitted invest in structured notes, whose value is linked to the price of a hard asset commodity or a commodity index.


     The Fund would be permitted to invest up to a maximum of 50% of its net assets in producers of commodities or hard asset companies as described above. This investment strategy is based on the belief that hard asset securities can protect against eroding monetary values or a rise in activity which consumes one or more types of commodities.


     The Fund also would be permitted to invest in:

     -    securities of foreign issuers;

     -    companies not engaged in the production of commodities;

     -    investment-grade corporate debt;

     -    U.S. government or foreign obligations;

     -    money market instruments;

     -    repurchase agreements; and

     -    derivatives.

     The Fund would be able to invest directly in commodities, including gold bullion and coins. Equity securities in which the Fund would invest may be listed on the U.S. or foreign securities exchanges or traded over-the-counter, and include:

     -    common stock;

     -    direct equity interests in trusts;

     -    preferred stock;

     -    joint ventures;

     -    rights;

     -    "partly paid" securities;

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                                  ATTACHMENT D

          -    warrants;

          -    partnerships;

          -    "when-issued" securities; and

          -    restricted securities.

          The Fund may also engage in short sales (up to 25% of net assets).

          Under the new investment strategy, the Fund remains non-diversified, meaning that it may invest a significant portion of its assets in a single issuer. The Fund may lend portfolio securities on a short- or long-term basis, up to 33 1/3 of its portfolio securities.

WHAT RISKS ARE ASSOCIATED WITH THE PROPOSED NEW INVESTMENT STRATEGY?

          As is the case under the Fund's current investment strategy, you could lose money on an investment in the Fund. Further, the Fund would continue to be subject to risks associated with price volatility; investment in foreign issuers; precious metals investment; non-diversification, industry concentration; and securities lending.

     If the Proposed Investment Objective and new global resources strategy are implemented, the Fund may also be affected by the following additional risks:

     - HARD ASSET RISK - The production and marketing of hard assets (commodities) may be affected by actions and changes in governments. Securities of hard asset companies may be subject to broad price fluctuations, reflecting volatility of energy and basic materials prices and possible instability of supply of various hard assets. In addition, some hard asset companies may also be subject to the risks generally associated with extraction of natural resources, such as the risks of mining and oil drilling, and the risks of the hazards associated with natural resources, such as fire, drought, increased regulatory and environmental costs.

     - OVER-THE-COUNTER ("OTC") INVESTMENT RISK - Investing in securities traded on the OTC securities market can involve greater risk than is customarily associated with investing in securities traded on the New York or American Stock Exchanges since OTC securities are generally securities of companies that are smaller or newer than those listed on the New York or American Stock Exchanges. For example, these companies often have limited product lines, markets, or financial resources, may be dependent for management on one or a few key persons, and can be more susceptible to losses. Also, their securities may be thinly traded (and therefore have to be sold at a discount from current prices or sold in small lots over an extended period of time), may be followed by fewer investment research analysts, and may be subject to wider price swings and thus, may create a greater risk of loss than securities of larger capitalization or established companies.

     - NATURAL RESOURCES RISK - securities of companies involved in natural resources may be subject to broad price fluctuations, reflecting volatility of energy and basic materials' prices and possible instability of supply of various natural resources. In addition, some companies may be subject to the risks generally associated with extraction of natural resources, such as the risks of mining and oil drilling, and the risks of the hazards associated with natural resources, such as fire, drought, increased regulatory and environmental costs. The production and marketing of natural resources may be affected by action and changes in governments.



     - DERIVATIVES RISK - derivatives are subject to the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty to the derivative instruments, and the risk of loss due to changes in interest rates. The use of certain derivatives may have a leveraging effect, which may increase the volatility of the Fund and may reduce its returns.



     - INDUSTRY CONCENTRATION RISK - as a result of the Fund concentrating its assets in securities related to a particular industry, the Fund may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives.



     - U.S. GOVERNMENT SECURITIES - some U.S. government securities are backed by the full faith and credit of the U.S. government and are guaranteed as to both principal and interest by the U.S. Treasury. These include direct obligations such as U.S. Treasury notes, bills and bonds, as well as indirect obligations such as the Government National Mortgage Association. Other U.S. government securities are not direct obligations of the U.S. Treasury, but rather are backed by the ability to borrow directly from the U.S. Treasury. Still others are supported solely by the credit of the agency or instrumentality itself and are neither guaranteed nor insured by the U.S. government. No assurance can be given that the U.S. government would provide financial support to such agencies if needed. U.S. government securities may be subject to varying degrees of credit risk and all U.S. government securities may be subject to price declines due to changing interest rates. Securities directly supported by the full faith and credit of the U.S. government have less credit risk.



     - SHORT SALES - The Fund may make short sales, which involves selling a security the Fund does not own in anticipation that the security's price will decline. The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. When the Fund must purchase the security it borrowed in a short sale at prevailing market rates, the potential loss may be greater for a short sale than for a short sale "against the box." A short sale "against the box" may be used to hedge against market risks when the Sub Adviser believes that the price of a security may decline, causing the value of a security owned by the Fund or a security convertible into or exchangeable for such security to decline. In such case, any future losses in the Fund's long position would be reduced by a gain in the short position. The extent to which such gains or losses in the long position are reduced will depend upon the amount of securities sold short relative to the amount of the securities the Fund owns.






     - DEBT - the value of debt securities may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter maturities. The Fund could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt.


WHAT IS THE REQUIRED VOTE?

          Approval of Proposal One by the Fund's shareholders requires an affirmative vote of the lesser of (1) 67% or more of the Fund's shares present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.

WHAT HAPPENS IF SHAREHOLDERS DO NOT APPROVE PROPOSAL ONE?

          If shareholders of the Fund do not approve Proposal One, the Fund will continue to be managed under the Current Investment Objective, and the Board will determine what action, if any, should be taken.

WHAT IS THE RECOMMENDATION OF THE BOARD?

          Based upon its review, the Board has determined that Proposal One is in the best interests of the Fund and its shareholders. Accordingly, after consideration of such factors and information it considered relevant, the Board, including all of the Independent Trustees present at the Board's May 25, 2006 meeting, unanimously approved Proposal One and voted to recommend its approval to shareholders of the Fund. The Board is recommending that shareholders of the Fund vote "FOR" Proposal One to approve the change in the Fund's investment objective.

                                  ATTACHMENT E

WHAT IS THE PROPOSED MODIFICATION REGARDING INDUSTRY CONCENTRATION?

     The Board recommends that shareholders vote to modify this fundamental investment restriction as set out below. (The proposed modification is indicated by a strikethrough of the current language, with the proposed new terms in bold, italicized text.)


     The Fund, unless otherwise indicated, may not concentrate its investments by investing more than 25% of its assets in the securities of issuers in any one industry. This limit will not apply to gold and gold-related securities, and ISSUERS THAT ARE ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION, DISTRIBUTION OR RELATED ACTIVITIES INVOLVING NATURAL RESOURCES (INCLUDING HARD ASSETS) OR to securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities.



     The purpose of the proposed modification is to specifically exclude, from the Fund's fundamental limitation on industry concentration, investment in natural resources companies, which include producers of commodities or hard asset companies. The new policy is consistent with the proposed global natural resources investment strategy and the Proposed Investment Objective. The Board therefore recommends that shareholders vote to modify the fundamental investment restriction governing industry concentration.


WHAT IS THE REQUIRED VOTE?

     Approval of Proposal Two by the Fund's shareholders requires an affirmative vote of the lesser of (1) 67% or more of the Fund's shares present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.

WHAT HAPPENS IF SHAREHOLDERS DO NOT APPROVE PROPOSAL TWO?

     If shareholders of the Fund do not approve Proposal Two, the Fund will continue to operate subject to the current fundamental investment restriction governing industry concentration, and the Board will determine what action, if any, should be taken.

WHAT IS THE RECOMMENDATION OF THE BOARD?

     Based upon its review, the Board has determined that Proposal Two is in the best interests of the Fund and its shareholders. Accordingly, after consideration of such factors and information it considered relevant, the Board, including all of the Independent Trustees present at the Board's May 25, 2006 meeting, unanimously approved Proposal Two and voted to recommend its approval to shareholders of the Fund. The Board is recommending that shareholders of the Fund vote "FOR"

                                  ATTACHMENT F
amount of sub-advisory fees paid to all sub-advisers, rather than to each sub-adviser, would encourage sub-advisers to negotiate lower portfolio management fees with ING Investments. Despite this relief, the ING Funds have nonetheless followed a practice of disclosing the fee paid to sub-advisers.


     In October of 2003, the SEC proposed a new rule with respect to certain sub-advisory contracts that would grant relief similar to the relief provided by the Order. If the proposed rule is adopted, the Fund and ING Investments intend relying on the new rule. Moreover, the Fund and ING Investments may in the future seek SEC exemptive relief or rely on relief obtained by an affiliate or rely on any further SEC rule, which would permit ING Investments to enter into new or to materially modify sub-advisory agreements with Affiliated Sub-Advisers without obtaining shareholder approval. The Fund has not applied for such relief and there is no guarantee such relief would be granted if applied for.


     The Manager-of-Managers arrangement will enable the Fund to operate with greater efficiency by allowing ING Investments to employ sub-advisers best suited to the needs of the Fund, without incurring the expense and delays associated with obtaining shareholder approval of sub-advisers or sub-advisory agreements.

WHAT ARE THE CONDITIONS OF THE EXEMPTIVE RELIEF GRANTED PURSUANT TO THE ORDER?

     Under the terms of the Order, the Fund and ING Investments are, and would continue to be, subject to several conditions imposed by the SEC. For instance, as requested in this Proposal, shareholder approval is required before ING Investments and the Fund may implement the arrangement described above permitting ING Investments to enter into or materially amend sub-advisory agreements. In addition, the Fund must continue to obtain shareholder approval to approve or materially modify a sub-advisory agreement with an Affiliated Sub-Adviser, unless under subsequent regulations ING Investments would be permitted to enter into or amend sub-advisory relationships with Affiliated Sub-Advisers without obtaining shareholder approval. Further, under the conditions of the Order, within 90 days of a change to a sub-advisory arrangement the Fund's shareholders must be provided with an information statement that contains information about the sub-adviser and sub-advisory agreement that would otherwise be contained in a proxy statement, except as modified to permit aggregate fee disclosure about the sub-advisory fee. In addition, in order to rely on the Manager-of-Managers relief, a majority of the Board must consist of Independent Trustees and the nomination of new or additional Independent Trustees must be at the discretion of the then existing Independent Trustees. The Order also requires ING Investments to provide the Board, no less frequently than quarterly, information about ING Investments' profitability on a per fund basis, which reflects the impact on ING Investments' profitability of the hiring or terminating of any sub-adviser during the applicable quarter.

WHAT IS THE REQUIRED VOTE?

                                  ATTACHMENT G

     - BORROWING RISK. The Fund may borrow for temporary emergency purposes, including to meet redemptions. Borrowing may exaggerate changes in the net asset value of a Fund's shares and in the Fund's return. Borrowing will cost the Fund interest expense and other fees. The cost of borrowing may reduce the Fund's return.


WHAT IS THE REQUIRED VOTE?

     Approval of Proposal Four by the Fund's shareholders requires an affirmative vote of the lesser of (1) 67% or more of the Fund's shares present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.

WHAT HAPPENS IF SHAREHOLDERS DO NOT APPROVE PROPOSAL FOUR?

     If shareholders of the Fund do not approve Proposal Four, the Fund will continue to operate subject to the current fundamental investment restriction governing its ability to borrowing money, and the Board will determine what action, if any, should be taken.

WHAT IS THE RECOMMENDATION OF THE BOARD?


     Based upon its review, the Board has determined that Proposal Four is in the best interests of the Fund and its shareholders. In making this determination, the Board took into account materials presented to the Board in advance of its May 25, 2006 meeting, including a memorandum from the managers of the Fund discussing the rationale for the proposed change to the global natural resources strategy and the anticipated benefits to shareholders from this change. After consideration of these materials and such factors and information it considered relevant, the Board, including all of the Independent Trustees present at the Board's May 25, 2006 meeting, unanimously approved Proposal Four and voted to recommend its approval to shareholders of the Fund. The Board is recommending that shareholders of the Fund vote "FOR" Proposal Four to approve the change to the Fund's fundamental investment restriction governing its ability to borrow money.

                                  ATTACHMENT H

WHY MUST THE FUND'S POLICY REGARDING ITS ABILITY TO BORROW MONEY BE MODIFIED?

     Under the 1940 Act, a mutual fund is permitted to borrow from banks, provided that it maintains 300% asset coverage for all such borrowings. This means that a mutual fund may borrow in amounts not exceeding 33 1/3% of the fund's total assets (including amounts borrowed) less liabilities (other than borrowings). The 1940 Act further provides that any borrowings that exceed this amount must be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.

     The Fund's current investment restriction governing borrowing is more restrictive than is required under the 1940 Act, as well as under the proposed global natural resources strategy. More particularly, the current restriction limits borrowings for temporary emergency purposes to a maximum of 5% of the value of the Fund's total assets at the time of the loan, even though a mutual fund may borrow up to 33?% of its total assets. In addition, under the current strategy the Fund may invest in reverse repurchase agreements, which, in certain cases, may be deemed to be borrowings, but only up to 5% of the Fund's total assets. Neither of these restrictions is required under the 1940 Act.

WHAT IS THE PROPOSED MODIFICATION REGARDING BORROWING MONEY?

     The Board recommends that shareholders vote to modify fundamental investment restriction number 7, which governs the Fund's ability to borrow money, by replacing the current restriction with the language set out below.

     The Fund, unless otherwise indicated, may not borrow money, except to the extent permitted under the 1940 Act, including the rules, regulations, interpretations thereunder and any exemptive relief obtained by the Fund.


     The proposed modification of the Fund's fundamental restriction governing borrowing would afford the Fund the maximum flexibility allowed under the 1940 Act to meet short-term liquidity needs, operate during temporary defensive periods, and invest in repurchase agreements, consistent with its investment objective and principal strategies. In addition, modifying the Fund's investment restriction, as set out above, would conform the Fund's policy on borrowing with the standard fundamental borrowing limitation adopted for all new Funds in the ING Funds complex.



WHAT RISKS ARE ASSOCIATED WITH BORROWING MONEY?



     As is the case under the Fund's current investment strategy, you could lose money on an investment in the Fund. Further, modifying the Fund's ability to borrow money carries the following "borrowing risk":

     - BORROWING RISK. The Fund may borrow for temporary emergency purposes, including to meet redemptions. Borrowing may exaggerate changes in the net asset value of a Fund's shares and in the Fund's return. Borrowing will cost the Fund interest expense and other fees. The cost of borrowing may reduce the Fund's return.


WHAT IS THE REQUIRED VOTE?

     Approval of Proposal Four by the Fund's shareholders requires an affirmative vote of the lesser of (1) 67% or more of the Fund's shares present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.

WHAT HAPPENS IF SHAREHOLDERS DO NOT APPROVE PROPOSAL FOUR?

     If shareholders of the Fund do not approve Proposal Four, the Fund will continue to operate subject to the current fundamental investment restriction governing its ability to borrowing money, and the Board will determine what action, if any, should be taken.

WHAT IS THE RECOMMENDATION OF THE BOARD?


     Based upon its review, the Board has determined that Proposal Four is in the best interests of the Fund and its shareholders. In making this determination, the Board took into account materials presented to the Board in advance of its May 25, 2006 meeting, including a memorandum from the managers of the Fund discussing the rationale for the proposed change to the global natural resources strategy and the anticipated benefits to shareholders from this change. After consideration of these materials and such factors and information it considered relevant, the Board, including all of the Independent Trustees present at the Board's May 25, 2006 meeting, unanimously approved Proposal Four and voted to recommend its approval to shareholders of the Fund. The Board is recommending that shareholders of the Fund vote "FOR" Proposal Four to approve the change to the Fund's fundamental investment restriction governing its ability to borrow money.



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